Involved, Inc.
Balance Sheet
(Unaudited)

	June 30, 2017
ASSETS	
Cash	$ 4,840
Total current assets	4,840
Total assets	$ 4,840
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	$ -
Common stock, par value $0.0001; 10,000,000 shares authorized, 4,454,944 issued and outstanding	445
Retained earnings	4,395
Total shareholders' equity	4,840
Total liabilities and shareholders' equity	$ 4,840